UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of October, 2011

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 - 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4

(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited) and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)

Date: October 25, 2011	By:	Signed:	/s/ Karen L. Fleming
		Name:	Karen L. Fleming
		Title:	Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY (Registrant)

Date: October 25, 2011	By:	Signed:	/s/ Karen L. Fleming
		Name:	Karen L. Fleming
		Title:	Corporate Secretary

Release:  Immediate    October 25, 2011

CANADIAN PACIFIC ANNOUNCES THIRD QUARTER 2011 RESULTS

CALGARY – Canadian Pacific Railway Limited (TSX: CP) (NYSE: CP) announced its third-quarter 2011 results today with reported net income of $186.8 million and diluted earnings per share of $1.10, inclusive of $0.04 per share of expenses related to the early redemption of its 2013 Notes.

THIRD-QUARTER 2011 RESULTS COMPARED WITH THIRD-QUARTER 2010

•	Total revenues were $1.3 billion, an increase of $55.4 million
•	Operating expenses were $1.0 billion, an increase of $68.5 million
•	Average fuel price increased 47 per cent to $3.44 U.S. dollars per U.S. gallon
•	Operating income was $324.6 million, a decrease of $13.1 million
•	Net income was $186.8 million, a decrease of $10.5 million
•	Diluted earnings per share were $1.10 per share, a decline of $0.07 per share or a decline of $0.03 per share exclusive of the early redemption of the 2013 Notes

“We currently see strength in our bulk franchise, but remain vigilant in monitoring economic signals from Asia,” stated Fred Green President and CEO. “We are focused on sustaining and improving service and productivity through investments in locomotives, infrastructure, people and technology.”

Note on forward-looking information

This news release contains certain forward-looking statements relating but not limited to our operations, anticipated financial performance and business prospects. Undue reliance should not be placed on forward-looking information as actual results may differ materially.

By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments, including long-term floating rate notes; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes. Other risks are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to “Management’s

Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F.

Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

About Canadian Pacific

Canadian Pacific (CP:TSX)(NYSE:CP) operates a North American transcontinental railway providing freight transportation services, logistics solutions and supply chain expertise. Incorporating best-in-class technology and environmental practices, CP is re-defining itself as a modern 21st century transportation company built on safety, service reliability and operational efficiency. Visit cpr.ca and see how Canadian Pacific is Driving the Digital Railway.

Contacts:
Media	Investment Community
Nicole Sasaki	Janet Weiss
Canadian Pacific	Canadian Pacific
Tel.: (403) 835-9005	Tel.: (403) 319-3233
e-mail: nicole_sasaki@cpr.ca	e-mail: investor@cpr.ca

CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except per share data)

(unaudited)

	For the three months ended September 30		For the nine months ended September 30
	2011	2010	2011	2010
Revenues
Freight	$1,308.4	$1,250.8	$3,676.8	$3,591.2
Other	33.2	35.4	92.7	96.0
	1,341.6	1,286.2	3,769.5	3,687.2
Operating expenses
Compensation and benefits	336.4	365.2	1,037.0	1,068.7
Fuel	237.8	166.1	700.9	525.7
Materials	56.2	43.2	185.2	158.2
Equipment rents	53.1	53.6	158.1	157.5
Depreciation and amortization	122.6	123.9	367.1	368.4
Purchased services and other	210.9	196.5	656.9	590.3
	1,017.0	948.5	3,105.2	2,868.8
Operating income	324.6	337.7	664.3	818.4
Less:
Other (income) and charges (Note 5)	14.1	1.0	8.6	(7.3)
Net interest expense	64.3	60.6	191.0	192.1

Income before income tax expense	246.2	276.1	464.7	633.6

Income tax expense (Note 3)	59.4	78.8	116.2	168.7
Net income	$186.8	$197.3	$348.5	$464.9

Earnings per share (Note 4)
Basic	$1.10	$1.17	$2.06	$2.76
Diluted	$1.10	$1.17	$2.04	$2.75

Weighted average number of shares (millions)
Basic	169.4	168.8	169.4	168.6
Diluted	170.5	169.3	170.6	169.0

Dividends declared per share	$0.3000	$0.2700	$0.8700	$0.7875

See notes to Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)

(unaudited)

	September 30	December 31
	2011	2010

Assets
Current assets
Cash and cash equivalents	$97.0	$360.6
Accounts receivable, net	530.5	459.0
Materials and supplies	149.7	114.1
Deferred income taxes	113.6	222.3
Other current assets	59.8	47.8

	950.6	1,203.8

Investments	166.0	144.9
Net properties	12,535.4	11,996.8
Goodwill and intangible assets	198.8	189.8
Other assets	156.7	140.6

Total assets	$14,007.5	$13,675.9

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$1,030.8	$1,007.8
Long-term debt maturing within one year (Note 10)	304.1	281.7

	1,334.9	1,289.5

Pension and other benefit liabilities	973.0	1,115.7
Other long-term liabilities	411.8	468.0
Long-term debt (Note 5)	4,042.5	4,033.2
Deferred income taxes	2,046.0	1,944.8

Total liabilities	8,808.2	8,851.2

Shareholders’ equity
Share capital	1,829.1	1,812.8
Additional paid-in capital	88.6	24.7
Accumulated other comprehensive loss	(1,992.5)	(2,085.8)
Retained earnings	5,274.1	5,073.0

	5,199.3	4,824.7

Total liabilities and shareholders’ equity	$14,007.5	$13,675.9

Commitments and contingencies (Note 9)

See notes to Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)

(unaudited)

	For the three months		For the nine months
	ended September 30		ended September 30
	2011	2010	2011	2010

Operating activities
Net income	$186.8	$197.3	$348.5	$464.9
Reconciliation of net income to cash provided by operating activities:
Depreciation and amortization	122.6	123.9	367.1	368.4
Deferred income taxes (Note 3)	58.6	75.4	118.4	160.4
Pension funding in excess of expense (Note 8)	(14.8)	(645.6)	(39.5)	(805.6)
Other operating activities, net	(33.5)	(0.6)	(46.7)	5.7
Change in non-cash working capital balances related to operations	5.7	(0.5)	(75.1)	(72.5)

Cash provided by (used in) operating activities	325.4	(250.1)	672.7	121.3

Investing activities
Additions to properties	(351.9)	(185.1)	(703.5)	(443.9)
Proceeds from the sale of properties and other assets	20.4	19.8	40.5	46.2
Other	(6.2)	-	(6.5)	-

Cash used in investing activities	(337.7)	(165.3)	(669.5)	(397.7)

Financing activities
Dividends paid	(50.8)	(45.5)	(142.2)	(128.9)
Issuance of CP common shares	2.2	20.0	13.0	26.9
Collection of receivable from financial institution	-	-	-	219.8
Issuance of long-term debt	-	355.2	-	355.2
Repayment of long-term debt (Note 5)	(125.5)	(14.2)	(143.5)	(604.5)
Other	-	2.9	-	3.1

Cash (used in) provided by financing activities	(174.1)	318.4	(272.7)	(128.4)

Effect of foreign currency fluctuations on U.S. dollar-

denominated cash and cash equivalents	15.6	(8.8)	5.9	(6.5)

Cash position
Decrease in cash and cash equivalents	(170.8)	(105.8)	(263.6)	(411.3)
Cash and cash equivalents at beginning of period	267.8	373.6	360.6	679.1

Cash and cash equivalents at end of period	$97.0	$267.8	$97.0	$267.8

Supplemental disclosures of cash flow information:
Income taxes paid	$(0.6)	$0.3	$2.8	$6.5
Interest paid	$40.0	$33.2	$179.7	$252.3

See notes to Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in millions of Canadian dollars, except common share amounts)

(unaudited)

	Common shares (in millions)	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders’ equity

Balance at January 1, 2011	169.2	$1,812.8	$24.7	$(2,085.8)	$5,073.0	$4,824.7
Net income	-	-	-	-	348.5	348.5
Other comprehensive income	-	-	-	93.3	-	93.3
Dividends declared	-	-	-	-	(147.4)	(147.4)
Effect of stock-based compensation expense	-	-	13.0	-	-	13.0
Changes to stock compensation awards (Note 7)	-	-	53.5	-	-	53.5
Shares issued under stock option plans	0.3	16.3	(2.6)	-	-	13.7

Balance at September 30, 2011	169.5	$1,829.1	$88.6	$(1,992.5)	$5,274.1	$5,199.3

				Other comprehensive income	Net income	Comprehensive income

Comprehensive income – three months ended September 30, 2011				$52.1	$186.8	$238.9

Comprehensive income – nine months ended September 30, 2011				$93.3	$348.5	$441.8

	Common shares (in millions)	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders’ equity

Balance at January 1, 2010	168.5	$1,771.1	$30.8	$(1,744.7)	$4,600.9	$4,658.1
Net income	-	-	-	-	464.9	464.9
Other comprehensive income	-	-	-	52.2	-	52.2
Dividends declared	-	-	-	-	(132.9)	(132.9)
Effect of stock-based compensation expense	-	-	1.1	-	-	1.1
Shares issued under stock option plans	0.6	34.8	(6.4)	-	-	28.4

Balance at September 30, 2010	169.1	$1,805.9	$25.5	$(1,692.5)	$4,932.9	$5,071.8

				Other comprehensive income	Net income	Comprehensive income

Comprehensive income – three months ended September 30, 2010				$17.0	$197.3	$214.3

Comprehensive income – nine months ended September 30, 2010				$52.2	$464.9	$517.1

See notes to Consolidated Financial Statements.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011

(unaudited)

1	Basis of presentation

These unaudited interim consolidated financial statements of Canadian Pacific Railway Limited (“CP”, “the Company” or “Canadian Pacific Railway”) reflect management’s estimates and assumptions that are necessary for their fair presentation in conformity with accounting principles generally accepted in the United States of America (“GAAP”). They do not include all disclosures required under GAAP for annual financial statements and should be read in conjunction with the 2010 consolidated financial statements. The policies used are consistent with the policies used in preparing the 2010 consolidated financial statements. The Company’s investments in which CP has significant influence, which are not consolidated, are accounted for using the equity method.

CP’s operations can be affected by seasonal fluctuations such as changes in customer demand and weather-related issues. This seasonality could impact quarter-over-quarter comparisons.

In management’s opinion, the unaudited interim consolidated financial statements include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly such information. Interim results are not necessarily indicative of the results expected for the fiscal year.

2	Accounting changes

Fair value measurement and disclosure

In January 2010, the Financial Accounting Standards Board (“FASB”) amended the disclosure requirements related to fair value measurements. Most of the new disclosures and clarifications of existing disclosures were effective for interim and annual reporting periods beginning after December 15, 2009, except for the expanded disclosures in the Level 3 reconciliation, which are effective for fiscal years beginning after December 15, 2010. The Company has adopted the remaining guidance which did not impact the consolidated financial statements.

Future accounting changes

Fair value measurement

In May 2011, the FASB issued amended guidance on fair value measurement which updates some of the measurement guidance and includes enhanced disclosure requirements. The amended guidance is effective for interim and annual periods beginning after December 15, 2011. Adoption is not expected to have a material impact on the results of operations or financial position but increased quantitative and qualitative disclosure regarding Level 3 measurements is expected.

Other comprehensive income

In June 2011, the FASB issued an accounting standard update on the Presentation of Comprehensive Income, which eliminates the current option to report other comprehensive income and its components in the Consolidated Statement of Changes in Shareholders’ Equity. The Company can elect to present items of net income and other comprehensive income in one continuous statement or in two separate, but consecutive, statements. As the new guidance does not change those components that are recognized in net income or those components that are recognized in other comprehensive income, adoption is expected to impact only the presentation of the financial statements. The guidance must be applied retrospectively for all periods presented in the financial statements. The Company has not yet determined which election will be made when the standard becomes effective for interim and annual periods beginning after December 15, 2011.

Intangibles – goodwill and other

In September 2011, the FASB issued amended guidance on the testing of goodwill for impairment. The amendments allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under these amendments, an entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The amended guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Adoption is expected to impact the goodwill impairment testing process but not the results of operations or financial position of the Company.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011

(unaudited)

3	Income taxes

	For the three months ended September 30		For the nine months ended September 30
	2011	2010	2011	2010
(in millions of Canadian dollars)

Current income tax expense	$0.8	$3.4	$(2.2)	$8.3
Deferred income tax expense	58.6	75.4	118.4	160.4

Income tax expense	$59.4	$78.8	$116.2	$168.7

The higher effective income tax rate for the three months and nine months ended September 30, 2010, compared to the same periods in 2011, is a result of non-taxable foreign exchange gains and losses related to long-term debt.

4	Earnings per share

At September 30, 2011, the number of shares outstanding was 169.5 million (September 30, 2010 – 169.1 million).

Basic earnings per share have been calculated using net income for the period divided by the weighted average number of common shares outstanding during the period.

The number of shares used in earnings per share calculations is reconciled as follows:

	For the three months ended September 30		For the nine months ended September 30
(in millions)	2011	2010	2011	2010

Weighted average shares outstanding	169.4	168.8	169.4	168.6
Dilutive effect of stock options	1.1	0.5	1.2	0.4

Weighted average diluted shares outstanding	170.5	169.3	170.6	169.0

For the three and nine months ended September 30, 2011, 2,305,458 and 1,739,167 options, respectively, were excluded from the computation of diluted earnings per share because their effects were not dilutive (three and nine months ended September 30, 2010 – 1,416,783 and 1,885,875, respectively).

5	Long-term debt

On September 30, 2011, the Company redeemed US$101.4 million 5.75% Notes due in May 2013 with a carrying amount of $106.7 million pursuant to a call offer for a total cost of $112.5 million. Upon redemption of the Notes a net loss of $8.8 million was recognized during the three months ended September 30, 2011, to “Other income and charges”. The loss consisted largely of a redemption premium paid to note holders to redeem the Notes.

6	Financial instruments

A.	Fair values of financial instruments

The Company categorizes its financial assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs employed in the measurement.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011

(unaudited)

6	Financial instruments (continued)

•	Level 1: Unadjusted quoted prices for identical assets and liabilities in active markets that are accessible at the measurement date.

•

Level 2:  Directly or indirectly observable inputs other than quoted prices included within Level 1 or quoted prices for similar assets and liabilities. Derivative instruments in this category are valued using models or other industry standard valuation techniques derived from observable market data.

•

Level 3:  Valuations based on inputs which are less observable, unavailable or where the observable data does not support a significant portion of the instruments’ fair value. Generally, Level 3 valuations are longer dated transactions, occur in less active markets, occur at locations where pricing information is not available, or have no binding broker quote to support Level 2 classifications.

When possible, the estimated fair value is based on quoted market prices and, if not available, estimates from third party brokers. For non-exchange traded derivatives classified in Level 2, the Company uses standard valuation techniques to calculate fair value. Primary inputs to these techniques include observable market prices (interest, foreign exchange and commodity) and volatility, depending on the type of derivative and nature of the underlying risk. The Company uses inputs and data used by willing market participants when valuing derivatives and considers its own credit default swap spread as well as those of its counterparties in its determination of fair value. Wherever possible the Company uses observable inputs. All derivatives are classified as Level 2. The carrying values of financial instruments equal or approximate their fair values with the exception of long-term debt which has a carrying value of $4,346.6 million at September 30, 2011 (December 31, 2010 – $4,314.9 million) and a fair value of approximately $5,131.0 million at September 30, 2011 (December 31, 2010 – $4,773.0 million). The fair value of publicly traded long-term debt is determined based on market prices at September 30, 2011 and December 31, 2010, respectively.

A detailed analysis of the techniques used to value long-term floating rate notes, which are classified as Level 3, is discussed below:

Gain/loss in fair value of long-term floating rate notes

At September 30, 2011 and December 31, 2010, the Company held long-term floating rate notes with a total settlement value of $105.0 million and $117.0 million, respectively, and carrying values of $77.3 million and $69.5 million, respectively. At September 30, 2011, the long-term floating rate notes consisted of Master Asset Vehicle (“MAV”) 2 notes with eligible assets. The carrying values, being the estimated fair values, are reported in “Investments”.

The valuation technique used by the Company to estimate the fair value of its investment in long-term floating rate notes at September 30, 2011 and December 31, 2010, incorporates probability weighted discounted cash flows considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. Accretion, redemption of notes and changes in assumptions have resulted in gains of $3.7 million and $14.2 million in the three and nine months ended September 30, 2011, respectively (three and nine months ended September 30, 2010 – gains of $2.0 million and $7.6 million, respectively) which was reported in “Other income and charges.” During the second quarter of 2011 the Company sold all of its MAV 2 Class B and Class C and MAV 3 Class 9 notes for proceeds of $6.4 million and recorded a gain of $6.3 million. The interest rates and maturities of the various long-term floating rate notes, discount rates and credit losses modelled at September 30, 2011 and December 31, 2010, respectively, are:

	September 30, 2011	December 31, 2010
Probability weighted average coupon interest rate	0.8%	0.8%
Weighted average discount rate	6.2%	7.1%
Expected repayments of long-term floating rate notes	Approximately 5 1/3 years	Approximately 6 years

Credit losses	MAV 2 eligible asset notes:	MAV 2 eligible asset notes:
	nil	1% to 100%
		MAV 3 Class 9 Traditional
		Asset Tracking notes: 1%

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011

(unaudited)

6	Financial instruments (continued)

The probability weighted discounted cash flows resulted in an estimated fair value of the Company’s long-term floating rate notes of $77.3 million at September 30, 2011 (December 31, 2010 – $69.5 million). The change in the original cost and estimated fair value of the Company’s long-term floating rate notes is as follows (representing a roll-forward of assets measured at fair value using Level 3 inputs):

	000000000	000000000	000000000	000000000
	2011		2010
(in millions of Canadian dollars)	Original cost	Estimated fair value	Original cost	Estimated fair value

As at January 1	$117.0	$69.5	$129.1	$69.3
Redemption of notes	(12.0)	(0.1)	(0.1)	-
Accretion	-	4.1	-	4.4
Change in market assumptions	-	3.8	-	3.1

As at September 30	$105.0	$77.3	$129.0	$76.8

B.    Financial risk management

The Company’s policy with respect to using derivative financial instruments is to selectively reduce volatility associated with fluctuations in interest rates, foreign exchange (“FX”) rates, the price of fuel and stock-based compensation expense. Where derivatives are designated as hedging instruments, the relationship between the hedging instruments and their associated hedged items is documented, as well as the risk management objective and strategy for the use of the hedging instruments. This documentation includes linking the derivatives that are designated as fair value or cash flow hedges to specific assets or liabilities on the Consolidated Balance Sheet, commitments or forecasted transactions. At the time a derivative contract is entered into, and at least quarterly thereafter, an assessment is made whether the derivative item is effective in offsetting the changes in fair value or cash flows of the hedged items. The derivative qualifies for hedge accounting treatment if it is effective in substantially mitigating the risk it was designed to address.

It is not the Company’s intent to use financial derivatives or commodity instruments for trading or speculative purposes.

Foreign exchange management

The Company is exposed to fluctuations of financial commitments, assets, liabilities, income or cash flows due to changes in FX rates. The Company conducts business transactions and owns assets in both Canada and the United States; as a result, revenues and expenses are incurred in both Canadian and U.S. dollars. The Company enters into foreign exchange risk management transactions primarily to manage fluctuations in the exchange rate between Canadian and U.S. currencies. In terms of net income, excluding FX on long-term debt, mitigation of U.S. dollar FX exposure is provided primarily through offsets created by revenues and expenses incurred in the same currency. Where appropriate, the Company negotiates with customers and suppliers to reduce the net exposure.

Occasionally the Company will enter into short-term FX forward contracts as part of its cash management strategy.

Net investment hedge

The FX gains and losses on long-term debt are mainly unrealized and can only be realized when U.S. dollar denominated long-term debt matures or is settled. The Company also has long-term FX exposure on its investment in U.S. affiliates. The majority of the Company’s U.S. dollar denominated long-term debt has been designated as a hedge of the net investment in foreign subsidiaries. This designation has the effect of mitigating volatility on net income by offsetting long-term FX gains and losses on long-term debt and gains

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011

(unaudited)

6	Financial instruments (continued)

and losses on its net investment. In addition, the Company may enter into FX forward contracts to lock-in the amount of Canadian dollars it has to pay on its U.S. denominated debt maturities.

Foreign exchange forward contracts

During the three months ended September 30, 2011, in anticipation of a cash tender to offer to redeem the Company’s US$101.4 million 5.75% May 2013 Notes the Company unwound a similar amount of FX forward contracts to fix the exchange rate on these Notes for total proceeds of $1.5 million (see Note 5).

At September 30, 2011, the Company had remaining FX forward contracts to fix the exchange rate on US$175.0 million of its 6.50% Notes due in May 2018, and US$100.0 million of its 7.25% Notes due in May 2019. These derivatives, which are accounted for as cash flow hedges, guarantee the amount of Canadian dollars that the Company will repay when these Notes mature.

During the three and nine months ended September 30, 2011, a combined realized and unrealized gain of $18.7 million and $13.9 million, respectively, was recorded to “Other income and charges” associated with these derivatives. These gains largely offset realized and unrealized losses on the underlying debt which these derivatives are designated to hedge.

Interest rate management

The Company is exposed to interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will vary as a result of changes in market interest rates. In order to manage funding needs or capital structure goals, the Company enters into debt or capital lease agreements that are subject to either fixed market interest rates set at the time of issue or floating rates determined by on-going market conditions. Debt subject to variable interest rates exposes the Company to variability in interest expense, while debt subject to fixed interest rates exposes the Company to variability in the fair value of debt.

To manage interest rate exposure, the Company accesses diverse sources of financing and manages borrowings in line with a targeted range of capital structure, debt ratings, liquidity needs, maturity schedule, and currency and interest rate profiles. In anticipation of future debt issuances, the Company may enter into forward rate agreements such as treasury rate locks, bond forwards or forward starting swaps, designated as cash flow hedges, to substantially lock in all or a portion of the effective future interest expense. The Company may also enter into swap agreements, designated as fair value hedges, to manage the mix of fixed and floating rate debt.

Interest rate swaps

At September 30, 2011 and December 31, 2010, the Company had no outstanding interest rate swaps.

Gains on interest rate swaps that were previously settled are deferred as a fair value adjustment to the underlying debts that were hedged and are amortized to “Net interest expense” until such time the debts are repaid through October 2011 (see Note 10).

Treasury rate locks

At September 30, 2011, the Company had net unamortized losses related to interest rate locks, which are accounted for as cash flow hedges, settled in previous years totalling $22.1 million (December 31, 2010 – $22.1 million). This amount is composed of various unamortized gains and losses related to specific debts which are reflected in “Accumulated other comprehensive loss”, net of tax, and are amortized to “Net interest expense” in the period that interest on the related debt is charged. At September 30, 2011, the Company expected that, during the next 12 months, pre-tax losses of $0.1 million related to these previously settled derivatives will be reclassified to “Net interest expense”.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011

(unaudited)

6	Financial instruments (continued)

Stock-based compensation expense management

The Company is exposed to stock-based compensation risk, which is the probability of increased compensation expense due to the increase in the Company’s share price.

The Company entered into a Total Return Swap (“TRS”) to reduce the expense volatility on three types of stock-based compensation programs: tandem share appreciation rights (“TSARs”), deferred share units (“DSUs”), and restricted share units (“RSUs”). As the Company’s share price appreciates, these instruments create increased compensation expense. The TRS is a derivative that provides price appreciation and dividends, in return for a charge by the counterparty. The swaps are intended to minimize volatility to “Compensation and benefits” expense by providing a gain to offset increased compensation expense as the share price increases and a loss to offset reduced compensation expense when the share price falls. If stock-based compensation share units fall out of the money after entering the program, the loss associated with the swap would no longer be fully offset by compensation expense reductions, which would reduce the effectiveness of the swap. This derivative was not designated as a hedge and changes in fair value were recognized in net income in the period in which the change occurs.

During the first quarter of 2011, the Company reduced the size of the TRS program for total proceeds of $0.3 million to reflect the cancellation of SARs in Canada (see Note 7).

Fuel price management

The Company is exposed to commodity risk related to purchases of diesel fuel and the potential reduction in net income due to increases in the price of diesel. Fuel expense constitutes a large portion of the Company’s operating costs and volatility in diesel fuel prices can have a significant impact on the Company’s income. Items affecting volatility in diesel prices include, but are not limited to, fluctuations in world markets for crude oil and distillate fuels, which can be affected by supply disruptions and geopolitical events.

The impact of variable fuel expense is mitigated substantially through fuel cost recovery programs which apportion incremental changes in fuel prices to shippers through price indices, tariffs, and by contract, within agreed upon guidelines. While these programs provide effective and meaningful coverage, residual exposure remains as the fuel expense risk cannot be completely recovered from shippers due to timing and volatility in the market. The Company continually monitors residual exposure, and where appropriate, may enter into derivative instruments.

Derivative instruments used by the Company to manage fuel expense risk may include, but are not limited to, swaps and options for crude oil, diesel and crack spreads.

At September 30, 2011, the Company had diesel futures contracts, which are accounted for as cash flow hedges, to purchase approximately 21.3 million US gallons during the period October 2011 to September 2012 at an average price of US$ 3.00 per US gallon. This represents approximately 7% of estimated fuel purchases for this period.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011

(unaudited)

6	Financial instruments (continued)

The following table summarizes the fair values derivatives instruments on the Consolidated Balance Sheets at September 30, 2011 and December 31, 2010:

(in millions of Canadian dollars)	Balance Sheet Location	Asset Derivatives		Liability Derivatives

		As at September 30, 2011	As at December 31, 2010	As at September 30, 2011		As at December 31, 2010

Derivatives designed as hedging instruments
Diesel future contracts(1)	Other current assets	$-	$4.1	$		$
	Accounts payable and accrued liabilities				5.5		-
FX forward contracts(2)	Other assets	14.7	-
	Other long-term liabilities				-		1.6

Derivatives not designated as hedging instruments
Total return swap	Accounts payable and accrued liabilities				14.4		6.0

		$14.7	$4.1		$19.9		$7.6

(1)

At September 30, 2011, the Company had an unrealized pre-tax loss of $5.5 million derived from these futures contracts reflected in “Accumulated other comprehensive loss” (December 31, 2010 – pre-tax gain $4.1 million). At September 30, 2011, the Company expected that, during the next 12 months, $5.5 million of unrealized holding losses on diesel future contracts will be realized and recognized in “Fuel” expense as a result of these derivatives being settled.

(2)

At September 30, 2011, the FX forward contracts reflected in “Other assets” had a related unrealized pre-tax gain of $2.8 million that was reflected in “Accumulated other comprehensive loss” (December 31, 2010 – pre-tax loss $1.1 million). Amounts recorded in “Accumulated other comprehensive loss” will be reclassified to earnings during the terms of the 6.50% and 7.25% Notes.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011

(unaudited)

6	Financial instruments (continued)

The following table summarizes information on the location and amounts of gains and losses, before tax, related to derivatives on the Consolidated Statements of Income and in comprehensive income for the three months and nine months ended September 30, 2011 and 2010:

(in millions of Canadian dollars)	Location of gain (loss) recognized in income on derivatives	Amount of gain (loss) recognized in income on derivatives		Amount of gain (loss) recognized in other comprehensive income on derivatives

		For the three months ended September 30		For the three months ended September 30
		2011	2010	2011	2010

Derivatives designed as hedging instruments
Effective portion
Diesel future contracts	Fuel expense	$1.5	$(0.2)	$(7.3)	$2.7
Interest rate swap	Net interest expense	1.7	1.4	-	-
	Other income and charges	1.6	-	-	-
Treasury rate locks	Net interest expense	0.1	0.1	(0.1)	(0.1)
FX forward contracts	Other income and charges	18.7	-	5.5	-

Derivatives not designated as hedging instruments
Total return swap	Compensation and benefits	(6.0)	8.8	-	-

		$17.6	$10.1	$(1.9)	$2.6

(in millions of Canadian dollars)	Location of gain (loss) recognized in income on derivatives	Amount of gain (loss) recognized in income on derivatives		Amount of gain (loss) recognized in other comprehensive income on derivatives

		For the nine months ended September 30		For the nine months ended September 30
		2011	2010	2011	2010

Derivatives designed as hedging instruments
Effective portion
Diesel future contracts	Fuel expense	$8.3	$1.4	$(9.6)	$(0.7)
Interest rate swap	Net interest expense	5.0	3.6	-	-
	Other income and charges	1.6	-	-	-
Treasury rate locks	Net interest expense	-	(1.6)	-	1.6
FX forward contracts	Other income and charges	13.9	-	3.9	-

Derivatives not designated as hedging instruments
Total return swap	Compensation and benefits	(8.1)	9.2	-	-

		$20.7	$12.6	$(5.7)	$0.9

There was no significant ineffectiveness related to derivatives designated as hedges.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011

(unaudited)

6	Financial instruments (continued)

The following table summarizes information on the effective and ineffective portions, before tax, of the Company’s net investment hedge on the Consolidated Statements of Income and in comprehensive income for the three and nine months ended September 30, 2011 and 2010:

(in millions of Canadian dollars)	Location of ineffective portion recognized in income	Ineffective portion recognized in income		Effective portion recognized in other comprehensive
income

		For the three months ended September 30		For the three months ended September 30
		2011	2010	2011	2010

FX on LTD within net investment hedge	Other income and charges	$-	$ -	$ (237.9)	$ 56.6

		For the nine months ended September 30		For the nine months ended September 30
		2011	2010	2011	2010

FX on LTD within net investment hedge	Other income and charges	$-	$ 2.6	$ (148.0)	$ 31.4

7	Stock-based compensation

At September 30, 2011, the Company had several stock-based compensation plans, including stock option plans, various cash settled liability plans and an employee stock savings plan. These plans resulted in an expense recovery of $8.9 million for the three months ended September 30, 2011 and an expense of $6.3 million for the nine months ended September 30, 2011 (three and nine months ended September 30, 2010 expense of $27.5 million and $58.3 million, respectively).

Tandem stock appreciation rights

As a result of changes to Canadian tax legislation, which eliminated the favourable tax treatment on cash settled compensation awards, the Company offered employees the option of cancelling the outstanding SAR and keeping in place the outstanding option. Effective January 31, 2011, the Company cancelled 3.1 million SARs and reclassified the fair value of the previously recognized liability ($69.8 million) and the recognized deferred tax asset ($17.9 million) to “Additional paid-in capital”. Effective September 22, 2011, the Company cancelled a further 0.3 million SARs and reclassified the fair value of the previously recognized liability ($2.1 million) and the recognized deferred tax asset ($0.5 million) to “Additional paid-in capital”. The terms of the awards were not changed and as result no incremental cost was recognized. The weighted average fair value of the units cancelled at January 31, 2011 and September 22, 2011 was $25.36 per unit and $10.21 per unit, respectively. Compensation cost will continue to be recognized over the remaining vesting period for those options not yet vested.

Regular options

In the first nine months of 2011, under CP’s stock option plans, the Company issued 632,400 regular options at the weighted average price of $65.03 per share, based on the closing price on the grant date.

Pursuant to the employee plan, these regular options may be exercised upon vesting, which is between 24 months and 36 months after the grant date, and will expire after 10 years.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011

 (unaudited)

7	Stock-based compensation (continued)

Under the fair value method, the fair value of the regular options at the grant date was $12.3 million. The weighted average fair value assumptions were approximately:

For the nine months ended September 30 2011

Grant price	$65.03
Expected life (years) (1)	6.30
Risk-free interest rate (2)	2.79%
Expected stock price volatility (3)	31.48%
Expected annual dividends per share (4)	$1.20
Expected forfeiture rate (5)	0.8%
Weighted average fair value of regular options granted during the period	$19.44

(1) Represents the period of time that awards are expected to be outstanding. Historical data on exercise behaviour was used to estimate the expected life of the option.

(2) Based on the implied yield available on zero-coupon government issues with an equivalent remaining term at the time of the grant.

(3) Based on the historical stock price volatility of the Company’s stock over a period commensurate with the expected term of the option.

(4) Determined by the current annual dividend. The Company does not employ different dividend yields throughout the year.

(5) The Company estimated forfeitures based on past experience. This rate is monitored on a periodic basis.

Performance share unit (“PSU”) plan

In the first nine months of 2011, the Company issued 268,230 PSUs with a grant date fair value of $15.7 million. These units attract dividend equivalents in the form of additional units based on the dividends paid on the Company’s Common Shares. PSUs vest and are settled in cash approximately three years after the grant date contingent upon CP’s performance (performance factor). The fair value of PSUs are measured, both on the grant date and each subsequent quarter until settlement, using a Monte Carlo simulation model. The model utilizes multiple input variables that determine the probability of satisfying the performance and market condition stipulated in the grant.

8	Pensions and other benefits

In the three and nine months ended September 30, 2011, the Company made contributions of $26.2 million and $73.7 million, respectively (2010 - $654.8 million and $833.2 million, respectively) to its defined benefit pension plans. The elements of net periodic benefit cost for defined benefit pension plans and other benefits recognized in the three and nine months ended September 30, 2011, included the following components:

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011

 (unaudited)

8	Pension and other benefits (continued)

	For the three months ended September 30
	Pensions		Other benefits

(in millions of Canadian dollars)	2011	2010	2011	2010

Current service cost (benefits earned by employees in the period)	$26.1	$21.6	$4.1	$3.9
Interest cost on benefit obligation	114.9	116.1	6.4	7.0
Expected return on fund assets	(168.3)	(149.6)	(0.1)	(0.2)
Recognized net actuarial loss	35.5	17.8	1.2	1.3
Amortization of prior service costs	3.2	3.3	(0.3)	(0.4)

Net periodic benefit cost	$11.4	$9.2	$11.3	$11.6

	For the nine months ended September 30
	Pensions		Other benefits

(in millions of Canadian dollars)	2011	2010	2011	2010

Current service cost (benefits earned by employees in the period)	$78.3	$64.8	$12.3	$11.7
Interest cost on benefit obligation	344.7	348.3	19.2	21.0
Expected return on fund assets	(505.0)	(448.8)	(0.4)	(0.6)
Recognized net actuarial loss	106.6	53.4	3.6	3.9
Amortization of prior service costs	9.6	9.9	(0.9)	(1.2)

Net periodic benefit cost	$34.2	$27.6	$33.8	$34.8

9	Commitments and contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damages to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at September 30, 2011, cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations or cash flows.

At September 30, 2011, the Company had committed to total future capital expenditures amounting to $475.3 million and operating expenditures amounting to $1,843.1 million for the years 2011-2028.

Environmental remediation accruals cover site-specific remediation programs. Environmental remediation accruals are measured on an undiscounted basis and are recorded when the costs to remediate are probable and reasonably estimable. The estimate of the probable costs to be incurred in the remediation of properties contaminated by past railway use reflects the nature of contamination at individual sites according to typical activities and scale of operations conducted. CP has developed remediation strategies for each property based on the nature and extent of the contamination, as well as the location of the property and surrounding areas that may be adversely affected by the presence of contaminants, considering available technologies, treatment and disposal facilities and the acceptability of site-specific plans based on the local regulatory environment. Site-specific plans range from containment and risk management of the contaminants through to the removal and treatment of the contaminants and affected soils and ground water. The details of the estimates reflect the environmental liability at each property. Provisions for environmental remediation costs

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2011

 (unaudited)

9	Commitments and contingencies (continued)

are recorded in “Other long-term liabilities”, except for the current portion which is recorded in “Accounts payable and accrued liabilities”. The total amount provided at September 30, 2011 was $105.0 million (December 31, 2010 - $107.4 million). Payments are expected to be made over 10 years to 2021.

The accruals for environmental remediation represent CP’s best estimate of its probable future obligation and includes both asserted and unasserted claims, without reduction for anticipated recoveries from third parties. Although the recorded accruals include CP’s best estimate of all probable costs, CP’s total environmental remediation costs cannot be predicted with certainty. Accruals for environmental remediation may change from time to time as new information about previously untested sites becomes known, environmental laws and regulations evolve and advances are made in environmental remediation technology. The accruals may also vary as the courts decide legal proceedings against outside parties responsible for contamination. These potential charges, which cannot be quantified at this time, are not expected to be material to CP’s financial position, but may materially affect income in the particular period in which a charge is recognized. Costs related to existing, but as yet unknown, or future contamination will be accrued in the period in which they become probable and reasonably estimable. Changes to costs are reflected as changes to “Other long- term liabilities” or “Accounts payable and accrued liabilities” and to “Purchased services and other” within operating expenses. The amount credited to income in the three months ended September 30, 2011 was $0.6 million and charged to income in the nine months ended September 30, 2011 was $1.3 million. The amounts charged to income in the three months and nine months ended September 30, 2010 was $1.2 million and $2.7 million, respectively.

The Dakota, Minnesota & Eastern Railroad Corporation (“DME”) was purchased in 2007 for $1.5 billion resulting in goodwill of $154.5 million (US$147.4 million) as at September 30, 2011. As at September 30, 2011, future contingent payments of approximately US$1.19 billion consisting of US$425 million would become due if construction of the Powder River Basin expansion project starts prior to December 31, 2025 and approximately US$765 million would become due upon the movement of specified volumes over the Powder River Basin extension prior to December 31, 2025. Certain interest and inflationary adjustments would also become payable up to December 31, 2025 upon achievement of certain milestones. The contingent payments would be accounted for as an increase in the purchase price.

10	Subsequent events

On September 13, 2011, the Company announced a cash tender offer and consent solicitation for any or all its outstanding US$245.8 million 6.25% Notes due October 15, 2011. Notes tendered with a principal value of US$203.7 million were redeemed on October 12, 2011, and the remaining US$42.1 million Notes not tendered were redeemed on October 17, 2011. Upon redemption of the Notes a net loss of approximately $1.1 million was recognized to “Other income and charges” in October 2011.

On October 18, 2011, the Company issued US$92.0 million 3.88% Senior Secured Notes for net proceeds of approximately $92.9 million. These notes are secured by locomotives previously acquired by the Company.

Summary of Rail Data

	000000	000000	000000	000000	000000	000000	000000	000000
Third Quarter					Year-to-date
2011	2010	Fav/(Unfav)%		Financial (millions, except per share data)	2011	2010	Fav/(Unfav)%

				Revenues
$1,308.4	$1,250.8	$57.6	4.6	Freight revenue	$3,676.8	$3,591.2	$85.6	2.4
33.2	35.4	(2.2)	(6.2)	Other revenue	92.7	96.0	(3.3)	(3.4)

1,341.6	1,286.2	55.4	4.3		3,769.5	3,687.2	82.3	2.2

				Operating expenses
336.4	365.2	28.8	7.9	Compensation and benefits	1,037.0	1,068.7	31.7	3.0
237.8	166.1	(71.7)	(43.2)	Fuel	700.9	525.7	(175.2)	(33.3)
56.2	43.2	(13.0)	(30.1)	Materials	185.2	158.2	(27.0)	(17.1)
53.1	53.6	0.5	0.9	Equipment rents	158.1	157.5	(0.6)	(0.4)
122.6	123.9	1.3	1.0	Depreciation and amortization	367.1	368.4	1.3	0.4
210.9	196.5	(14.4)	(7.3)	Purchased services and other	656.9	590.3	(66.6)	(11.3)

1,017.0	948.5	(68.5)	(7.2)		3,105.2	2,868.8	(236.4)	(8.2)

324.6	337.7	(13.1)	(3.9)	Operating income	664.3	818.4	(154.1)	(18.8)

				Less:

14.1	1.0	(13.1)	-	Other (income) and charges	8.6	(7.3)	(15.9)	-
64.3	60.6	(3.7)	(6.1)	Net interest expense	191.0	192.1	1.1	0.6

246.2	276.1	(29.9)	(10.8)	Income before income tax expense	464.7	633.6	(168.9)	(26.7)

59.4	78.8	19.4	24.6	Income tax expense	116.2	168.7	52.5	31.1

$186.8	$197.3	$(10.5)	(5.3)	Net income	$348.5	$464.9	$(116.4)	(25.0)

75.8	73.7	(2.1)	(210) bps	Operating ratio (%)	82.4	77.8	(4.6)	(460) bps

$1.10	$1.17	$(0.07)	(6.0)	Basic earnings per share	$2.06	$2.76	$(0.70)	(25.4)

$1.10	$1.17	$(0.07)	(6.0)	Diluted earnings per share	$2.04	$2.75	$(0.71)	(25.8)

				Shares Outstanding

169.4	168.8	0.6	0.4	Weighted average number of shares outstanding (millions)	169.4	168.6	0.8	0.5

170.5	169.3	1.2	0.7	Weighted average number of diluted shares outstanding (millions)	170.6	169.0	1.6	0.9

				Foreign Exchange

1.03	0.96	(0.07)	(7.3)	Average foreign exchange rate (US$/Canadian$)	1.03	0.96	(0.07)	(7.3)

0.97	1.04	(0.07)	(6.7)	Average foreign exchange rate (Canadian$/US$)	0.97	1.04	(0.07)	(6.7)

Summary of Rail Data (Page 2)

Third Quarter					Year-to-date

2011	2010	Fav/(Unfav)%			2011	2010	Fav/(Unfav)%

				Commodity Data

				Freight Revenues (millions)
$290.6	$300.2	$(9.6)	(3.2)	- Grain	$777.2	$835.9	$(58.7)	(7.0)
146.5	118.4	28.1	23.7	- Coal	397.7	365.6	32.1	8.8
136.1	110.1	26.0	23.6	- Sulphur and fertilizers	415.6	342.8	72.8	21.2
50.7	47.1	3.6	7.6	- Forest products	142.2	134.7	7.5	5.6
265.8	240.3	25.5	10.6	- Industrial and consumer products	728.6	662.8	65.8	9.9
80.1	74.5	5.6	7.5	- Automotive	244.3	241.1	3.2	1.3
338.6	360.2	(21.6)	(6.0)	- Intermodal	971.2	1,008.3	(37.1)	(3.7)

$1,308.4	$1,250.8	$57.6	4.6	Total Freight Revenues	$3,676.8	$3,591.2	$85.6	2.4

				Millions of Revenue Ton-Miles (RTM)
8,294	8,842	(548)	(6.2)	- Grain	23,370	25,781	(2,411)	(9.4)
5,647	4,631	1,016	21.9	- Coal	15,181	14,207	974	6.9
5,057	3,997	1,060	26.5	- Sulphur and fertilizers	15,569	12,724	2,845	22.4
1,313	1,241	72	5.8	- Forest products (1)	3,784	3,747	37	1.0
6,167	5,897	270	4.6	- Industrial and consumer products (1)	17,644	16,097	1,547	9.6
477	461	16	3.5	- Automotive	1,545	1,566	(21)	(1.3)
6,113	6,848	(735)	(10.7)	- Intermodal	17,882	19,423	(1,541)	(7.9)

33,068	31,917	1,151	3.6	Total RTMs	94,975	93,545	1,430	1.5

				Freight Revenue per RTM (cents)
3.50	3.40	0.10	2.9	- Grain	3.33	3.24	0.09	2.8
2.59	2.56	0.03	1.2	- Coal	2.62	2.57	0.05	1.9
2.69	2.75	(0.06)	(2.2)	- Sulphur and fertilizers	2.67	2.69	(0.02)	(0.7)
3.86	3.80	0.06	1.6	- Forest products (1)	3.76	3.59	0.17	4.7
4.31	4.07	0.24	5.9	- Industrial and consumer products (1)	4.13	4.12	0.01	0.2
16.79	16.16	0.63	3.9	- Automotive	15.81	15.40	0.41	2.7
5.54	5.26	0.28	5.3	- Intermodal	5.43	5.19	0.24	4.6

3.96	3.92	0.04	1.0	Total Freight Revenue per RTM	3.87	3.84	0.03	0.8

				Carloads (thousands)
116.9	119.9	(3.0)	(2.5)	- Grain	329.1	349.0	(19.9)	(5.7)
84.7	83.2	1.5	1.8	- Coal	226.0	253.8	(27.8)	(11.0)
48.4	41.8	6.6	15.8	- Sulphur and fertilizers	151.2	129.3	21.9	16.9
18.8	18.2	0.6	3.3	- Forest products	54.6	53.0	1.6	3.0
111.2	106.4	4.8	4.5	- Industrial and consumer products	307.3	294.8	12.5	4.2
33.1	32.3	0.8	2.5	- Automotive	106.4	103.3	3.1	3.0
255.2	283.9	(28.7)	(10.1)	- Intermodal	746.7	803.9	(57.2)	(7.1)

668.3	685.7	(17.4)	(2.5)	Total Carloads	1,921.3	1,987.1	(65.8)	(3.3)

				Freight Revenue per Carload
$2,486	$2,504	$(18)	(0.7)	- Grain	$2,362	$2,395	$(33)	(1.4)
1,730	1,423	307	21.6	- Coal	1,760	1,441	319	22.1
2,812	2,634	178	6.8	- Sulphur and fertilizers	2,749	2,651	98	3.7
2,697	2,588	109	4.2	- Forest products	2,604	2,542	62	2.4
2,390	2,258	132	5.8	- Industrial and consumer products	2,371	2,248	123	5.5
2,420	2,307	113	4.9	- Automotive	2,296	2,334	(38)	(1.6)
1,327	1,269	58	4.6	- Intermodal	1,301	1,254	47	3.7

$1,958	$1,824	$134	7.3	Total Freight Revenue per Carload	$1,914	$1,807	$107	5.9

(1)	Certain prior period figures have been updated to reflect new information.

Summary of Rail Data (Page 3)

Third Quarter					Year-to-date
2011	2010 (1)	Fav/(Unfav)%			2011	2010 (1)	Fav/(Unfav)%
				Operations Performance

1.60	1.56	(0.04)	(2.6)	Total operating expenses per GTM (cents)(2)	1.70	1.59	(0.11)	(6.9)

1.61	1.56	(0.05)	(3.2)	Operating expenses, less land sales, per GTM (cents)(3)	1.70	1.59	(0.11)	(6.9)

63,485	60,969	2,516	4.1	Freight gross ton-miles (millions)	182,483	180,259	2,224	1.2
10,230	9,967	263	2.6	Train miles (thousands)	29,534	29,444	90	0.3

16,639	16,046	(593)	(3.7)	Average number of active employees - Total	15,924	15,401	(523)	(3.4)
14,262	13,961	(301)	(2.2)	Average number of active employees - Expense	14,073	13,866	(207)	(1.5)

16,675	16,042	(633)	(3.9)	Number of employees at end of period - Total	16,675	16,042	(633)	(3.9)
14,295	13,950	(345)	(2.5)	Number of employees at end of period - Expense	14,295	13,950	(345)	(2.5)

1.13	1.12	(0.01)	(0.9)	Fuel efficiency(4)	1.19	1.16	(0.03)	(2.6)
71.5	67.9	(3.6)	(5.3)	U.S. gallons of locomotive fuel consumed (millions)(5)	214.8	207.7	(7.1)	(3.4)
3.44	2.34	(1.10)	(47.0)	Average fuel price (U.S. dollars per U.S. gallon)	3.35	2.44	(0.91)	(37.3)

				Fluidity Data

18.5	19.6	1.1	5.6	Average terminal dwell - AAR definition (hours)	20.7	21.2	0.5	2.4
22.1	23.0	(0.9)	(3.9)	Average train speed - AAR definition (mph)	20.6	23.1	(2.5)	(10.8)
168.7	169.1	(0.4)	(0.2)	Car miles per car day	153.2	161.9	(8.7)	(5.4)
49.6	47.9	(1.7)	(3.5)	Average daily active cars on-line (thousands)	53.0	49.8	(3.2)	(6.4)
1,081	1,002	(79)	(7.9)	Average daily active road locomotives on-line	1,086	1,005	(81)	(8.1)

				Safety

2.15	1.53	(0.62)	(40.5)	FRA personal injuries per 200,000 employee-hours	1.89	1.62	(0.27)	(16.7)
1.81	1.81	-	-	FRA train accidents per million train-miles	2.00	1.78	(0.22)	(12.4)

(1)	Certain prior period figures have been revised to conform with current presentation or have been updated to reflect new information.
(2)	Gross Ton-Miles (GTM) is the movement of the combined tons (freight car tare, inactive locomotive tare, and contents) a distance of one mile.
(3)

Operating expenses, exclusive of land sales, per GTM is calculated consistently with total operating expenses per GTM except for the exclusion of net gains on land sales of $3.3 million and $2.8 million for the three months ended September 30, 2011 and 2010, respectively, and $5.1 million and $6.0 million for the nine months ended September 30, 2011 and 2010, respectively.

(4)	Fuel efficiency is defined as U.S. gallons of locomotive fuel consumed per 1,000 GTMs – freight and yard.
(5)	Includes gallons of fuel consumed from freight, yard and commuter service but excludes fuel used in capital projects and other non-freight activities.